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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13011084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING _/2-31-/2_

$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Red Cedar Trading, LLC*

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard + Associates, Inc. CPAs

(Name – *if individual, state last, first, middle name*)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/5/13

OATH OR AFFIRMATION

I, ___Scott Resnick_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Red Cedar Trading, LLC_____, as

of _____December 31_____, 20 _12___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of ____ℐL_____

County of ___Cook_____

Subscribed and sworn to (or affirmed) before me

on this _26_ day of __Feb_____, _13_ by

_Scott Resnick_____ proved to me on

the basis of satisfactory evidences to be the

person who appeared before me.

_____

Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC
Mail Processing
Section

MAR 0 1 2013

Washington DC
405



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS


Independent Auditor's Report


Board of Directors
Red Cedar Trading LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Red Cedar Trading LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Cedar Trading LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2013

Red Cedar Trading, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	33,413
Marketable securities, at fair market value		33,839,602
Dividends receivable		20,128
Total assets	$	33,893,143

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	30,458
Securites sold, not yet purchased		10,055,710
Margin payable		18,225,851
Total liabilities		28,312,019

Commitments and contingencies

Member's equity

Member's equity		5,581,124
Total member's equity		5,581,124
Total liabilities and member's equity	$	33,893,143

The accompanying notes are an integral part of these financial statements.

Red Cedar Trading, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues

Principal transactions	$	1,991,025
Rebate income		7,807
Total revenues		1,998,832

Expenses

Employee compensation and benefits	570,205
Exchange and quote fees	362,129
Occupancy and equipment rental	25,297
Professional fees	22,225
Other operating expenses	21,456
Total expenses	1,001,312
Net income (loss) before income tax provision	997,520

Income tax provision		-
Net income (loss)	$	997,520

The accompanying notes are an integral part of these financial statements.

Red Cedar Trading, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2012

	Member's Equity
Balance at December 31, 2011	$ 4,524,464
Member's distributions	(179,229)
Member's contributions	238,369
Net income (loss)	997,520
Balance at December 31, 2012	$ 5,581,124

Red Cedar Trading, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:

Net income (loss)		$ 997,520
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Marketable securities, at fair market value	$ (9,333,862)	
Dividends receivable	(20,128)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(41,695)	
Securites sold, not yet purchased	(2,850,089)	
Margin payable	11,298,465	
Total adjustments		(947,309)
Net cash provided by (used in) operating activities		50,211
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Repayment of loan from member	(100,000)	
Capital distributions	(179,229)	
Capital contribution	238,369	
Net cash provided by (used in) financing activities		(40,860)
Net increase (decrease) in cash		9,351
Cash at beginning of year		24,062
Cash at end of year		$ 33,413

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Red Cedar Trading, LLC
Notes to Financial Statements
December 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Red Cedar Trading, LLC (the "Company") was organized in the State of Illinois on May 1, 2003, under the name Spartan LLC. The Company changed its name to Red Cedar Trading, LLC on July 3, 2003. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the NYSE ARCA, Inc. ("ARCA"), the Chicago Board Options Exchange ("CBOE") and the Securities Investor Protection Corporation ("SIPC").

The Company earns all of its income on a proprietary basis, as it does not have customers. It sells options, hedges securities and provides market making services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: MARKETABLE SECURITIES, AT FAIR MARKET VALUE

Marketable Securities, At Fair Market Value

Marketable securities, at fair market value consist of options and corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2012, these securities are carried at their fair market value of $33,839,602. The accounting for the mark-to-market and proprietary trading activity is included in the Statement of Income in net dealer gains and (lossses).

Securities Sold, Not Yet Purchased

The Company hedges its positions by selling options short or selling securities before they are purchased. At December 31, 2012, the Company was holding short positions and options and securities of $5,971,036 and $4,084,673, respectively. The accounting for mark to market and proprietary trading activity is included in the Statement of Income in net dealer gains and (losses).

Margin Payable

At December 31, 2012, the Company was carrying a margin payable of $18,225,851, secured by its long securities positions.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
at fair market value	$ 33,839,602	$ 33,839,602	-	-
Total	$ 33,839,602	$ 33,839,602	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Short options	$ 5,971,036	$ 5,971,036	$ -	$ -
Short stock	4,084,673	4,084,673	-	-
Total	$ 10,055,709	$ 10,055,709	$ -	$ -

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

On May 15, 2011, the Company entered into a lease agreement with Long Ridge Office Portfolio, L.P., expiring August 31, 2014. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

At December 31, 2012, the minimum annual payments are as follows:

Year Ending December 31,		
2013	$	13,431
2014		10,011
2015 & thereafter		-
	$	23,442

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $5,581,124 which was $4,364,037 in excess of its required net capital of $1,217,087; and the Company's ratio of aggregate indebtedness ($18,256,310) to net capital was 3.27 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 5,581,125
Adjustments:		
Member's equity	$ (1)	
Total adjustments		(1)
Net capital per audited statements		$ 5,581,124

Red Cedar Trading, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2012

Computation of net capital

Member's equity $ 5,581,124

    Total member's equity $ 5,581,124

    Total non-allowable assets   -

    Net capital   5,581,124

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	1,217,087
Minimum requirement for market maker	$	100,000
Minimum dollar net capital required	$	100,000

Net capital required (greater of above)   (1,217,087)

    Excess net capital $ 4,364,037

Ratio of aggregate indebtedness to net capital   3.27 : 1

There was a difference of $1 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012 (See Note 8).

Red Cedar Trading, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirements is not applicable to Red Cedar Trading, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Red Cedar Trading, LLC
Schedule III - Reconciliation of Net Capital and
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Red Cedar Trading, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Red Cedar Trading, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Red Cedar Trading LLC:

In planning and performing our audit of the financial statements of Red Cedar Trading LLC, (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

> The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2013

Red Cedar Trading, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Red Cedar Trading LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Red Cedar Trading LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Red Cedar Trading LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Red Cedar Trading LLC's management is responsible for the Red Cedar Trading LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Red Cedar Trading LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2013

Red Cedar Trading, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2012

	Amount
Total assessment	$ 4,997
SIPC-6 general assessment Payment made on July 27, 2012	(2,669)
SIPC-7 general assessment Payment made on January 20, 2013	(2,328)
Total assessment balance (overpayment carried forward)	$ -

Red Cedar Trading, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012